DESCARTES REPORTS FISCAL 2010 FOURTH QUARTER AND YEAR END FINANCIAL RESULTS

23% annual increase in quarterly services revenues drives record quarterly and annual operating performance

WATERLOO, Ontario — March 10, 2010 —Descartes Systems Group, a federated global logistics network, announced financial results for its fiscal 2010 fourth quarter (Q4FY10) and year (FY10) ended January 31, 2010. All financial results referenced are in United States (US) currency and, unless otherwise indicated, are determined in accordance with US Generally Accepted Accounting Principles (GAAP).

Q4FY10 Financial Results
As described in more detail below, key financial highlights for Descartes in Q4FY10 included:
•	Revenues of $18.9 million, up $3.2 million or 20% from $15.7 million in the fourth quarter of last fiscal year (Q4FY09) and consistent with $18.9 million in the previous quarter (Q3FY10);
•	Services revenues of $17.7 million, or 94% of total revenues. Q4FY10 services revenues were up 23% from $14.4 million in Q4FY09 and down 2% from $18.0 million in Q3FY10;
•	Gross margin of 68%, consistent with 68% in Q4FY09 and compared to 69% in Q3FY10;
•
Net income of $10.3 million, compared to $15.4 million in Q4FY09 and $1.0 million in Q3FY10. Net income in Q4FY10 and Q4FY09 included non-cash, deferred income tax recoveries of $10.9 million and $13.1 million, respectively, as Descartes recorded deferred tax assets for prior period tax losses that are anticipated to be applied against taxable income earned in future periods;

•	Earnings per share on a diluted basis of $0.17, compared to $0.29 in Q4FY09 and $0.02 in Q3FY10;
•	Days sales outstanding of 47 days, down 3 days from 50 days in Q4FY09, and compared to 48 days last quarter;
•
Adjusted Net Income of $5.2 million, up 13% from $4.6 million in Q4FY09 and consistent with $5.2 million in Q3FY10. Adjusted Net Income as a percentage of revenues was 28% this quarter, compared to 29% in Q4FY09 and consistent with 28% in Q3FY10. Adjusted Net Income per share on a diluted basis for Q4FY10 was $0.08, compared to $0.09 in both Q4FY09 and Q3FY10.

Adjusted Net Income is a non-GAAP financial measure provided as a complement to financial results presented in accordance with GAAP. We define Adjusted Net Income as earnings before interest, taxes, depreciation and amortization (for which we include amortization of intangible assets, contingent acquisition consideration, deferred compensation, stock-based compensation and related taxes), acquisition-related expenses and restructuring charges. These items are considered by management to be outside Descartes’ ongoing operational results. Adjusted Net Income per diluted share is determined by dividing Adjusted Net Income by our shares outstanding on a diluted basis. A reconciliation of Adjusted Net Income to net income determined in accordance with GAAP and of Adjusted Net Income per diluted share to net income per diluted share determined in accordance with GAAP is provided later in this release.

The following table summarizes Descartes’ results in the categories specified below over the past 5 fiscal quarters (unaudited, dollar amounts in millions):

	Q4 FY10	Q3 FY10	Q2 FY10	Q1 FY10	Q4 FY09
Revenues	18.9	18.9	18.6	17.4	15.7
Services revenues	17.7	18.0	17.1	16.8	14.4
Gross margin	68%	69%	68%	70%	68%
Net income*	10.3	1.0	0.8	2.2	15.4
Adjusted Net Income	5.2	5.2	5.2	4.7	4.6
Adjusted Net Income as a % of revenues	28%	28%	28%	27%	29%
Adjusted Net Income per diluted share	0.08	0.09	0.10	0.09	0.09
DSOs (days)	47	48	48	49	50

* Net income was positively impacted by net non-cash deferred income tax recoveries of $10.9 million, $0.7 million and $13.1 million in Q4FY10, Q1FY10 and Q4FY09, respectively. Net income was also impacted by net non-cash deferred income tax expenses as tax losses were applied to taxable income in the amounts of $1.5 million and $1.6 million in Q3FY10 and Q2FY10, respectively. Net income in Q4FY10 was also impacted by $3.0 million in non-cash stock-based compensation expense, as further described herein, compared to $0.2 million, $0.1 million, $0.1 million and $0.2 million in Q3FY10, Q2FY10, Q1FY10 and Q4FY09, respectively.

Total revenues of $18.9 million in Q4FY10 were comprised of $17.7 million (94%) in services revenues and $1.2 million (6%) in license revenues. Q4FY10 services revenues were up 23% from $14.4 million in Q4FY09 and compared to $18.0 million in Q3FY10.

Geographically, $11.1 million of revenues (59%) were generated in the US, $4.0 million (21%) in Europe, Middle East and Africa (“EMEA”), $2.6 million (14%) in Canada, $1.0 million (5%) in the Asia Pacific region and $0.3 million (1%) in the Americas, excluding the US and Canada. This geographic distribution is determined based on location of customer, as opposed to prior periods where it was determined based on Descartes’ geographic area of operation.

“Our diligent attention to our operating model has delivered positive results,” said Stephanie Ratza, CFO at Descartes. “We maintain a solid balance sheet with a healthy cash position and will continue to focus closely on our operations while we execute on our consolidation strategy.”

“There is a new immediacy for our customers; the world has changed and our customers need to change with it. We have, and will, continue to work with our customers to provide solutions that allow them to save money now and help them comply with regulatory requirements for shipments through our federated Global Logistics Network and value-added services,” said Art Mesher, Descartes’ CEO. “Our customer-focused strategy and proactive approach to solving logistics problems has put time on our customers’ side and our side as we collectively advance to making the world a better place through logistics.”

FY10 Financial Results
As described in more detail below, key financial highlights for Descartes in FY10 included the following:
•	Revenues of $73.8 million, up $7.8 million or 12% from $66.0 million in Descartes’ fiscal year ended January 31, 2009 (FY09);
•	Services revenues of $69.6 million, or 94% of total revenues, up 14% from $61.0 million in FY09;
•	Gross margin of 69%, up from 66% in the same period a year ago;
•
Net income of $14.3 million compared to $20.2 million in FY09. Net income in FY10 and FY09 included net non-cash deferred income tax recoveries of $8.5 million and $11.7 million, respectively, as Descartes recorded deferred tax assets for prior period tax losses that are anticipated to be applied against taxable income earned in future periods;

•	Earnings per share on a diluted basis of $0.25 per share compared to $0.38 per share in FY09; and
•
Adjusted Net Income of $20.3 million, an increase of $3.3 million or 19% from Adjusted Net Income of $17.0 million in FY09. Adjusted Net Income as a percentage of revenues was 28% in FY10 compared to 26% in FY09. Adjusted Net Income is a non-GAAP financial measure provided as a complement to the GAAP financial measures in this release. A reconciliation of Adjusted Net Income to net income determined in accordance with GAAP is provided later in this release.

The following table summarizes Descartes' results in the categories specified below over the past two fiscal years (unaudited, dollar amounts in millions, except per share amounts):

	FY10	FY09
Revenues	73.8	66.0
Services revenues	69.6	61.0
Net income*	14.3	20.2
Diluted EPS*	0.25	0.38
Adjusted Net Income	20.3	17.0
Adjusted Net Income as a % of revenues	28%	26%

* Net income and earnings per share on a diluted basis in FY10 and FY09 were positively impacted by net non-cash deferred income tax recoveries of $8.5 million and $11.7 million, respectively. Net income in FY10 was also impacted by $3.4 million in non-cash stock-based compensation expense, as further described herein, compared to $0.5 million in FY09.

Total revenues of $73.8 million in FY10 were comprised of $69.6 million in services revenues and $4.2 million in license revenues. As a percentage of total revenues, services revenues were 94%, compared to 92% in FY09, with the balance of the revenues in each period being license revenues.

Geographically, $44.5 million of revenues (60%) were generated in the US, $15.8 million (21%) in EMEA, $9.1 million (12%) in Canada, $3.6 million (5%) in the Asia Pacific region and $0.8 million (1%) in the Americas, excluding the US and Canada. This geographic distribution is determined based on location of customer, as opposed to prior periods where it was determined based on Descartes’ geographic area of operation.

Cash Position at January 31, 2010
As at January 31, 2010, Descartes had $94.6 million in cash comprised of $89.5 million in cash and cash equivalents and $5.1 million in short-term investments. As at January 31, 2009, we had $57.6 million in cash and cash equivalents and short-term investments.

The table set forth below provides a summary of cash flows for FY10 in millions of dollars:

Cash, cash equivalents and short-term investments, February 1, 2009	57.6
Cash provided by operating activities	16.5
Additions to capital assets	(1.6)
Acquisition of subsidiaries and acquisition-related costs	(15.0)
Issuance of common shares, net of issue costs	40.3
Effect of foreign exchange rates on cash and cash equivalents	(3.2)
Net change in cash, cash equivalents and short-term investments	37.0
Cash, cash equivalents and short-term investments, January 31, 2010	94.6

Non-Cash Stock-based Compensation Expense
In Q4FY10, we reviewed our stock option forfeiture rate assumptions used in connection with expensing stock options. We changed our forfeiture rate assumptions used in FY10 after considering various factors, including our recent stock price increase and evidence of the decline in the attrition rate of employees who had been granted stock options. In addition, we reviewed the estimated forfeiture rate we used in each of the two previous fiscal years, determined to adjust it to the actual forfeiture rate over these periods and determined that the aggregate impact of $1.1 million was immaterial to these periods and to FY10. We accounted for these changes in estimated forfeiture rates and the corresponding reconciliation to actual forfeitures in Q4FY10, resulting in $3.0 million in non-cash stock-based compensation expense in Q4FY10.

Bid To Acquire Porthus
On February 22, 2010, Descartes, through a wholly-owned subsidiary, commenced a conditional voluntary cash bid (the “Bid”) to acquire all the shares of Zemblaz NV (NYSE Alternext Brussels:ALPTH) (formerly denominated Porthus NV, “Porthus”). Porthus is a leading provider of global trade management solutions.

Descartes’ offer is a cash bid of EUR 12.50 per share, EUR 12.33 per warrant issued pursuant to Porthus' April 21, 2000 warrant plan and EUR 20.76 per warrant issued pursuant to Porthus' November 7, 2001 warrant plan. As of December 11, 2009, Porthus had 2,348,790 outstanding shares and 23,759 warrants convertible into 71,277 additional shares. Depending on the number of warrants exercised for shares prior to closing, the aggregate consideration payable by Descartes as part of the Bid is expected to be between approximately EUR 29.7 million (equivalent to approximately USD 40.4 million at March 9, 2010) and EUR 30.3 million (equivalent to approximately USD 41.2 million at March 9, 2010).

The Bid is conditional on Descartes acquiring 95% of Porthus' outstanding shares and there being no material adverse change to Porthus or its business prior to closing. If Descartes acquires, as a consequence of the Bid, 95% or more of Porthus' shares, assuming all other conditions are satisfied, then Descartes intends to proceed with a buy-out offer of the remaining shares on the same terms as the Bid.

Certain shareholders of Porthus, holding 51.8% of the shares of Porthus, including the reference shareholder, Saffelberg Investments, and all Executive Management, have committed to support the Bid and tender their shares and warrants to Descartes in the Bid.

The results of the Bid will be announced by March 19, 2010.

Conference Call
Members of Descartes’ executive management team are scheduled to host a conference call to discuss the company's financial results and business prospects at 8:00 a.m. EDT on Wednesday March 10th.  Designated numbers are (800) 699-5854 for North America or +1 (212) 231-2932 for International. The company simultaneously has scheduled an audio web cast on the Descartes Web site at www.descartes.com/company/investors.  Phone conference dial-in or web cast log-in is required approximately 10 minutes beforehand.

Replays of the conference call will be available in two formats and accessible for 24 hours after the call’s completion by dialing (800) 633-8284 or +1 (402) 977-9140 and using passcode number 21457849. An archived replay of the web cast will be available at www.descartes.com/company/investors.

About Descartes
Descartes (TSX:DSG) (Nasdaq:DSGX), helps organizations with logistics-intensive businesses to save money by improving the productivity and performance of their operations. Underlying Descartes’ offerings is the Descartes Global Logistics Network (GLN), one of the world’s most extensive multi-modal business application networks. As a federated platform, the Descartes GLN combines with component-based ‘nano’ sized applications to provide messaging services between logistics trading partners, shipment management services to help manage third party carriers and private fleet management services for organizations of all sizes. Descartes’ solutions and services deliver results by enabling organizations around the world to reduce administrative costs, billing cycles, fleet size, contract carrier costs, and mileage driven; improve pickup and delivery reliability; and optimize working capital through fleet visibility.  Descartes’ hosted, transactional and packaged solutions deliver repeatable, measurable results and fast time-to-value.  Descartes customers include an estimated 1,600 ground carriers and more than 90 airlines, 30 ocean carriers, 900 freight forwarders and third-party providers of logistics services, and hundreds of manufacturers, retailers, distributors, private fleet owners and regulatory agencies.  The company has more than 400 employees and is based in Waterloo, Ontario, with operations in Atlanta, Copenhagen, Heverlee, Pittsburgh, Ottawa, Montreal, Miami, Washington DC, Derby, London, Silver Spring, Stockholm, Suzhou, Shanghai, Tokyo, and Toronto. For more information, visit www.descartes.com.

# # #

Descartes Investor Contact:
Laurie McCauley
investor@descartes.com
(519) 746-6114 x 2358

Safe Harbor Statement
This release contains forward-looking information within the meaning of applicable securities laws (“forward-looking statements”) that relate to the positioning of Descartes to provide value to customers and shareholders; its execution of its consolidation strategy; its acquisition of Porthus; and other matters. Such forward-looking statements involve known and unknown risks, uncertainties and other factors and assumptions that may cause the actual results, performance or achievements of Descartes, or developments in Descartes’ business or industry, to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the impact on Descartes’ business of the global economic downturn; Descartes’ ability to continue to align operating expenses to visible and recurring revenues; the impact of foreign currency exchange rates; Descartes’ ability to successfully execute on acquisitions and to integrate acquired businesses and assets, and to predict expenses associated with and revenues from the acquisitions; Descartes’ ability to retain or obtain sufficient capital to execute on its business strategy, including its acquisition strategy; the ability to attract and retain key personnel and the ability to manage the departure of key personnel; departures of key customers; disruptions in the movement of freight; the potential for future goodwill or intangible impairment as a result of other-than-temporary decreases in Descartes’ market capitalization; the satisfaction of applicable closing conditions in the Porthus transaction; and other factors and assumptions discussed in the section entitled, “Certain Factors That May Affect Future Results” in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada, including Descartes’ Annual Report on Form 40-F for FY09. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

Reconciliation of Non-GAAP Financial Measure - Adjusted Net Income
We prepare and release quarterly unaudited and annual audited financial statements prepared in accordance with GAAP. We also disclose and discuss certain non-GAAP financial information, used to evaluate our performance, in this and other earnings releases and investor conference calls as a complement to results provided in accordance with GAAP. We believe that current shareholders and potential investors in our company use non-GAAP financial measures, such as Adjusted Net Income, in making investment decisions about our company and measuring our operational results.

The term “Adjusted Net Income” refers to a financial measure that we define as earnings before interest, taxes, depreciation and amortization (for which we include amortization of intangible assets, contingent acquisition consideration, deferred compensation, stock-based compensation and related taxes), acquisition-related expenses and restructuring charges. For fiscal periods ended on or before January 31, 2009, costs and expenses of acquisitions, as well as certain costs of restructuring/integrating acquired companies, were capitalized as part of the purchase price for each acquisition. Effective for Descartes’ fiscal year ended January 31, 2010, GAAP has changed to require that such costs be expensed in the period incurred rather than recorded as part of goodwill. Management considers acquisition-related and restructuring activities to be outside the scope of Descartes’ ongoing operations and the related expenses are not used by management to measure operations. Accordingly, these expenses arising as a result of this accounting change are excluded from Adjusted Net Income, which we reference to both measure our operations and as a basis of comparison of our operations from period-to-period. Adjusted Net Income per diluted share is determined by dividing Adjusted Net Income by our shares outstanding on a diluted basis. Management believes that investors and financial analysts measure our business on the same basis, and we are providing the Adjusted Net Income financial metric to assist in this evaluation and to provide a higher level of transparency into how we measure our own business. However, Adjusted Net Income is a non-GAAP financial measure and may not be comparable to similarly titled measures reported by other companies. Adjusted Net Income should not be construed as a substitute for net income determined in accordance with GAAP and the use of Adjusted Net Income does have limitations. In particular, we have completed nine acquisition transactions over the past three fiscal years (including two acquisition transactions in the first quarter of FY10), have commenced our Bid to acquire Porthus, and may complete acquisition transactions in the future that will result in acquisition-related expenses and restructuring charges. As these acquisition-related expenses and restructuring charges may continue, some investors may consider these charges and expenses as a recurring part of operations rather than non-recurring charges and expenses that are not part of operations.

The table below reconciles Adjusted Net Income to net income reported in our unaudited Consolidated Statements of Operations for Q4FY10, Q3FY10, Q2FY10, Q1FY10 and Q4FY09, which we believe is the most directly comparable GAAP measure.

(US dollars in millions)	Q4FY10	Q3FY10	Q2FY10	Q1FY10	Q4FY09

Net income, as reported on Consolidated Statements of Operations	10.3	1.0	0.8	2.2	15.4
Adjustments to reconcile to Adjusted Net Income:
Investment income	(0.1)	(0.1)	(0.1)	(0.1)	(0.2)
Income tax expense (recovery)	(11.0)	1.8	2.0	(0.4)	(13.1)
Depreciation expense	0.6	0.5	0.4	0.4	0.6
Amortization of intangible assets	1.7	1.7	1.8	1.8	1.3
Amortization of deferred compensation, stock-based compensation and related taxes	3.0	0.2	0.1	0.1	0.2
Acquisition-related expenses	0.4	-	0.2	0.3	0.3
Restructuring charges	0.3	0.1	-	0.4	0.1
Adjusted Net Income	5.2	5.2	5.2	4.7	4.6

The table below reconciles Adjusted Net Income to net income reported in our unaudited Consolidated Statements of Operations for the years ended January 31, 2010 and January 31, 2009, which we believe is the most directly comparable GAAP measure.

(US dollars in millions)	FY10	FY09

Net income, as reported on Consolidated Statements of Operations	14.3	20.2
Adjustments to reconcile to Adjusted Net Income:
Investment income	(0.4)	(1.0)
Income tax recovery	(7.6)	(11.5)
Depreciation expense	1.9	2.2
Amortization of intangible assets and contingent acquisition consideration	7.0	6.0
Amortization of deferred compensation, stock-based compensation and related taxes	3.4	0.5
Acquisition-related expenses	0.9	0.3
Restructuring charges	0.8	0.3
Adjusted Net Income	20.3	17.0

The Descartes Systems Group Inc.
Consolidated Balance Sheets
(US Dollars In Thousands; US GAAP; FY10 Unaduited)

	January 31,	January 31,
	2010	2009
ASSETS
CURRENT ASSETS
Cash and cash equivalents	89,554	47,422
Short-term investments	5,071	10,210
Accounts receivable
Trade	9,840	8,702
Other	2,231	985
Prepaid expenses and other	1,146	855
Deferred income taxes	4,414	5,490
Deferred tax charge	197	197
	112,453	73,861
CAPITAL ASSETS	5,482	4,888
GOODWILL	34,456	26,381
INTANGIBLE ASSETS	21,058	15,475
DEFERRED INCOME TAXES	34,346	24,665
DEFERRED TAX CHARGE	395	592
	208,190	145,862

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	2,603	1,938
Accrued liabilities	7,509	5,526
Income taxes payable	975	589
Deferred revenue	5,454	3,317
	16,541	11,370
DEFERRED REVENUE	1,172	-
INCOME TAX LIABILITY	2,605	2,325
	20,318	13,695
SHAREHOLDERS’ EQUITY
Common shares – unlimited shares authorized; Shares issued and outstanding totalled 61,410,877 at January 31, 2010 ( January 31, 2009 – 53,013,227)	86,609	44,986
Additional paid-in capital	451,591	449,462
Accumulated other comprehensive (loss) income	(2,034)	363
Accumulated deficit	(348,294)	(362,644)
	187,872	132,167
	208,190	145,862

The Descartes Systems Group Inc.
Consolidated Statements of Operations
(US Dollars In Thousands; Except Per Share Amounts; US GAAP; FY10 And Quarterly Data Unaudited)

	Three Months Ended		Twelve Months Ended
	January 31,	January 31,	January 31,	January 31,
	2010	2009	2010	2009
REVENUES	18,874	15,680	73,768	66,044
COST OF REVENUES	6,123	4,994	23,172	22,353
GROSS MARGIN	12,751	10,686	50,596	43,691
EXPENSES
Sales and marketing	3,232	2,086	10,794	8,992
Research and development	3,871	2,718	14,499	11,458
General and administrative	4,694	2,408	11,991	9,546
Amortization of intangible assets	1,673	1,319	6,929	5,133
Contingent acquisition consideration	-	-	-	833
	13,470	8,531	44,213	35,962
INCOME (LOSS) FROM OPERATIONS	(719)	2,155	6,383	7,729
INVESTMENT INCOME	74	187	342	1,002
INCOME (LOSS) BEFORE INCOME TAXES	(645)	2,342	6,725	8,731
INCOME TAX EXPENSE (RECOVERY)
Current	(40)	(4)	855	256
Deferred	(10,947)	(13,100)	(8,480)	(11,735)
	(10,987)	(13,104)	(7,625)	(11,479)
NET INCOME	10,342	15,446	14,350	20,210
EARNINGS PER SHARE
Basic	0.17	0.29	0.26	0.38
Diluted	0.17	0.29	0.25	0.38
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	61,326	53,002	55,389	52,961
Diluted	62,519	53,683	56,437	53,659

The Descartes Systems Group Inc.
Consolidated Statements of Cash Flows
US Dollars In Thousands; US GAAP; FY10 And Quarterly Data Unaudited)

	Three Months Ended		Twelve Months Ended
	January 31,	January 31,	January 31,	January 31,
	2010	2009	2010	2009
OPERATING ACTIVITIES
Net income	10,342	15,446	14,350	20,210
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	566	584	1,870	2,231
Amortization of intangible assets	1,673	1,319	6,929	5,133
Amortization of deferred compensation	34	1	38	7
Stock-based compensation expense	2,981	144	3,371	527
Deferred income taxes	(10,947)	(13,100)	(8,480)	(11,735)
Deferred tax charge	50	50	197	(216)
Changes in operating assets and liabilities:
Accounts receivable
Trade	86	(228)	788	772
Other	247	(356)	219	234
Prepaid expenses and other	51	347	364	81
Deferred contingent acquisition consideration	-	-	-	833
Accounts payable	59	(87)	478	(617)
Accrued liabilities	(1,697)	427	(3,253)	1,379
Income taxes payable	1,418	187	1,665	(285)
Deferred revenue	(317)	43	(2,001)	131
Cash provided by operating activities	4,546	4,777	16,535	18,685
INVESTING ACTIVITIES
Maturities of short-term investments	30,307	-	40,501	-
Purchase of short-term investments	-	(10,210)	(35,362)	(10,210)
Additions to capital assets	(306)	(371)	(1,626)	(1,343)
Business acquisitions, net of cash acquired	-	(320)	(14,964)	(2,231)
Acquisition-related costs	-	(13)	(58)	(928)
Cash provided by (used in) investing activities	30,001	(10,914)	(11,509)	(14,712)
FINANCING ACTIVITIES
Issuance of common shares for cash, net of issue costs	(199)	79	40,293	177
Cash provided by (used in) financing activities	(199)	79	40,293	177
Effect of foreign exchange rate on cash and cash equivalents	(3,311)	(39)	(3,187)	(819)
Increase (decrease) in cash and cash equivalents	31,037	(6,097)	42,132	3,331
Cash and cash equivalents at beginning of period	58,517	53,519	47,422	44,091
Cash and cash equivalents at end of period	89,554	47,422	89,554	47,422